VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Virtual Communication Corporation hereinafter, (“the Company”, “Wintech”, or “VCC”) was incorporated in the State of Nevada on January 26, 2012. The Company’s wholly owned subsidiary Wintech, LLC was organized in the State of Nevada on August 13, 2010.

WinTech has produced A.L.I.C.E. A Live Interactive Communication Experience. ALICE is a technology platform to bring face to face video interactions to help revolutionize how businesses interact with customers. WinTech’s first product to market is ALICE Receptionist. ALICE Receptionist is a building visitor management solution that brings professionalism, security, face to face interaction, and substantial cost savings to any business that needs to manage building visitor traffic. The Company has developed product demonstration videos and testimonials which may be viewed on its website http://www.alicereceptionist.com.

Basis of Presentation

The Company is considered to be a development stage company and has not generated significant revenues from operations. There is no bankruptcy, receivership, or similar proceedings against our company. These statements and the term “Company” refer to the consolidated financial condition and operations of Virtual Communications Corporation and its wholly owned subsidiary Wintech, LLC since August 13, 2010.

The accompanying audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for annual financial information.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. Furthermore, as of December 31, 2014, the Company has accumulated losses from inception (August 13, 2010) of $5,058,166. Likewise, net cash of $4,283,535 has been used in operations during the same period. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities which may be necessary should the Company be unable to continue as a going concern. Management believes that the Company will need to obtain additional funding by borrowing funds from its directors and officers, or a private placement of common stock through various sales and public offerings.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements involves the use of estimates, which have been made using judgment. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments consist of cash, accounts payable and accrued liabilities. The carrying amount of these financial instruments approximates fair value due to either length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Revenue Recognition

The Company recognizes revenue on an accrual basis. The Company generally earns revenue through the sale of software keys, hardware terminals, and service and maintenance contracts. Furthermore, the Company’s portions of any fees collected are non-refundable. Revenue is generally realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists between the Company and our customer(s); 2) services have been rendered; 3) our price to our customer is fixed or determinable; and 4) collectability is reasonably assured. For the year ended December 31, 2014 and 2013, the Company recognized revenues of $472,212 and $262,752 with net returns and discounts of $19,078 and $598, respectfully for which each of the four aforementioned criteria were satisfied.

Deferred Revenue

The Company offers maintenance and support contracts to its clients. These service contracts cover an average period of 1 year. The revenue received for these contracts is initially recorded as deferred revenue and recognized as revenue in the statement of operation in even intervals over the service period covered by the contract. Some support and maintenance contracts are paid on a monthly basis and are recorded as revenue when received. During the year ended December 31, 2014 and 2013 the Company received $63,464 and $19,401 in maintenance and support fees of which $41,515 and $15,753 was recorded as revenue, respectfully.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Concentration of credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company’s investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Allowance for Doubtful Accounts

Management periodically reviews accounts receivable and records a bad debt expense for accounts that are deemed less than likely to be collected. The accounts are evaluated in 30 day increments from the current balance sheet date from 90 days prior. Any accounts current to 30 days aging are weighted with a 100% probability of collection unless certain factors indicate otherwise; accounts aging 31 to 60 days are weighted 60%, accounts again 61 to 90 are weighted 50%, and those accounts 90 days or older are weighted 25% probability of collection. Any accounts subsequently collected from the date of the balance sheet are given a 100% weight.

As of December 31, 2014, the Company had $9,569 in accounts aging 31 to 60 days and $45,595 in accounts aging over 90 days which had not been subsequently collected. Accordingly, the Company recorded a bad debt expense of $33,349 for the year ended December 31, 2014. As of December 31, 2013, the Company had $1,742 in accounts aging 61 to 90 days which had not been subsequently collected and $939 in accounts again 90 days or more which had not subsequently been collected. Accordingly, the Company recorded a bad debt expense of $1,575 for the year ended December 31, 2013.

Fixed Assets

Property and equipment is recorded at cost, net depreciation. Depreciation is calculated principally on the straight-line method over the following estimated useful lives:

Years
Equipment	5 - 7
Computers	3 - 5
Software	3

The Company generally does not capitalize asset purchases of $500 or less.

Software Development

Software development consists of costs expended in the production of the Company's flagship software package. The Company capitalizes software development costs in accordance with ASC 985-20-25. The software's technological feasibility was achieved upon the Company's inception and the general release date was March, 2013 after which all such costs are expensed as costs of goods sold or general and administrative expenses on the statement of operations. Amortization of software development costs are calculated on the straight-line method over the estimated useful life of 15 years.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Per Share Data

In accordance with "ASC 260 - Earnings per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At December 31, 2014 and 2013, the Company had no stock equivalents that were anti-dilutive and excluded in the loss per share computation.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee stock option awards and the issuance of common stock for services. This eliminates accounting for share-based compensation transactions using the intrinsic value and requires instead that such transactions be accounted for using a fair-value-based method. Accordingly, the Company recognized stock-based compensation expense of $25,322 and $37,167 during the years ended December 31, 2014 and 2013, respectively (see Note 9).

Advertising Costs

Advertising costs are to be expensed as incurred in accordance to Company policy; for the year ended December 31, 2014 and 2013 advertising expenses totaled $61,913 and $72,774, respectfully.

Cost of Goods Sold

Cost of goods sold includes computer equipment, video displays, component parts, and shipping supplies. Shipping and handling costs are not a significant portion of the cost of revenue. Materials and supplies are ordered as the need for them is incurred on a particular project. Accordingly, the Company does not hold or store any inventory.

Income taxes

The Company records income taxes under the asset and liability method in accordance with ASC Topic 740, “Income Taxes”, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the information available it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

Recent Accounting Pronouncements

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard will eliminate the transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. This standard has the potential to affect every entity’s day-to-day accounting and, possibly, the way business is executed through contracts with customers.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Public entities are required to adopt the revenue recognition standards for reporting periods beginning after December 15, 2016, and interim and annual reporting periods thereafter (which equates to January 1, 2017 for public entities with a December 31 year-end). Early adoption of ASU 2014-09 is not permitted for public entities. Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2017, and interim reporting periods within annual reporting periods beginning after December 15, 2018. Alternately, nonpublic entities can elect several variations of early adoption not earlier than public entities. FASB ASU No. 2014-09 will amend FASB Accounting Standards Codification® (ASC) by creating Topic 606, Revenue from Contracts with Customers and Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers.

Management has evaluated all other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

NOTE 3 – DUE FROM A RELATED PARTY

During 2012 the Company advanced $56,000 to 3 officers of the Company for a total of $168,000. The amounts advanced are unsecured, due on demand, and carry a 3% interest rate that may be waived by management if the amounts are repaid within 30 days of repayment demand by the Company. Interest has not been accrued on these amount since it is more than likely the amount will be repaid within 30 days of the demand by the Company. The Board of Directors voted to forgive this debt during 2014 and the $168,000 was expensed under the income statement caption 'Legal and professional fees'.

NOTE 4 – FIXED ASSETS

Property and equipment consist of the following at December 31:

	Life	2014	2013
Computers equipment	3-5	$220,589	$219,578
Furniture and equipment	5-7	8,621	8,621
Software	3	10,234	7,085
Less accumulated depreciation		(229,200)	(220,309)
Net book value, December 31		$10,244	$14,975

Depreciation expense for the year ended December 31, 2014 and 2013 was $8,891 and $5,692, respectfully.

NOTE 5 – SOFTWARE DEVELOPMENT

Property and equipment consist of the following at December 31:

	Life	2014	2013
Software development costs	15	$103,711	$103,711
Less accumulated amortization		(17,114)	(10,200)
Net book value, December 31		$86,597	$93,511

Amortization expense for the year ended December 31, 2014 and 2013 was $6,914 and $6,750, respectfully.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 6 – LINE OF CREDIT

On September 27, 2011 the Company consummated a line of credit promissory note with a third party financial institution for $300,000. The line of credit carried an average interest rate of 6.95%, was secured by a deed of trust and the Companies assets and inventory, and was due on September 27, 2012. The Company incurred a loan fee of 1.643% or $4,930 in connection with the loan which was capitalized during 2011.

On January 17, 2013 the line of credit was paid in full and extinguished. Accordingly, the remaining capitalized loan fees of $4,355 were amortized and expensed during 2013. The Company recognized interest expense of $4,461 in connection with the line of credit.

NOTE 7 – RENT PAYABLE TO A RELATED PARTY

On August 11, 2011 the Company entered into a lease agreement with a party under common management. The lease covers office space of 11,000 square feet with a base rent of 2.15 per square foot with an annual CPI adjustment. The lease also carries an operating expense fee of $0.27 per square foot, a late fee of 5%, and interest on unpaid balances of the 2% over the Prime Interest Rate as periodically issued. The lease was assigned to the Company by an entity under common management on August 1, 2011 at which date the accrued rent was $561,213 with $97,262 in late penalties and $28,197 in interest. Unless mutually extended, the lease expired on September 1, 2014.

As of December 31, 2014 and 2013 $34,179 and $54,086 of interest expense has been charged in relation to the lease.

NOTE 8 – NOTES PAYABLE

The Company has entered into a series of notes payable with several unrelated parties; all notes containing identical terms from the date of consummation. The notes are unsecured, bearing an interest rate of 9%, and due within 18 months from the execution date with an option to extend for six months. The notes also carry a late fee of 5% after a 5-day grace period and are conditionally guaranteed by an officer of the Company.

During 2014 and 2013 the Company received proceeds of $2,187,500 and $2,548,250 and made repayments of $327,500 and $-0-, respectively from the aforementioned notes. Accordingly as a result of these notes payable, for the year ended December 31, 2014 and 2013, the Company recorded interest expense of $371,229 and $191,575, respectively.

NOTE 9 – STOCKHOLDERS’ EQUITY (DEFICIT)

Series A Convertible Preferred

The Company has authorized 5,000,000 of Series A Convertible Preferred stock with a par value of $0.001. These shares are entitled to a 7% non-cumulative dividend with liquidation preferences and are convertible into common stock at an initial 20% discount of the average closing bid price of the common stock for thirty consecutive trading days preceding the conversion date. The shares are entitled to one vote for every share of common stock that would result upon the conversion of the preferred shares to common shares. As of December 31, 2014 there was -0- shares of Series A Convertible Preferred stock issued and outstanding.

Common Stock

The Company has 100,000,000 common shares authorized at a par value of $0.001 per share.

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 9 – STOCKHOLDERS’ DEFICIT - (CONTINUED)

Common Stock Issued

During the three months ended March 31, 2013 the Company issued 5,400 shares of common stock for services at a price of $0.50 per share for a total value of $2,700.

During the three months ended June 30, 2013 the Company issued 7,700 shares of common stock for services at a price of $0.50 per share for a total value of $3,850.

During the three months ended September 30, 2013 the Company issued 29,330 shares of common stock for services at a price of $0.50 per share for a total value of $14,667.

During the three months ended December 31, 2013 the Company issued 31,900 shares of common stock for services at a price of $0.50 per share for a total value of $15,950.

During the three months ended March 31, 2014 the Company issued 27,254 shares of common stock for services at a price of $0.50 per share for a total value of $13,627.

On April 4, 2014, an officer of the Company contributed $1,000 of capital to the Company.

During the three months ended June 30, 2014 the Company issued 18,890 shares of common stock for services at a price of $0.50 per share for a total value of $9,445.

During the three months ended December 31, 2014 the Company issued 4,500 shares of common stock for services at a price of $0.50 per share for a total value of $2,250.

NOTE 10 – INCOME TAXES

The Company provides for income taxes under FASB ASC 740, Accounting for Income Taxes. FASB ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities.

FASB ASC 740 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset since inception is $1,601,086 which is calculated by multiplying a 34% estimated tax rate by the cumulative net operating loss (NOL) adjusted for the following items:

For the period ended December 31,	2014	2013
Book loss for the year	$(2,001,632)	$(1,454,474)
Adjustments:
Meals and entertainment	1,480	543
Book depreciation over tax	-	-
Stock based compensation	25,322	37,167
Bad debt expense	33,349	1,575
Deferred revenue	21,949	3,648
Tax loss for the year	$(1,919,532)	$(1,411,541)
Estimated effective tax rate	34%	34%
Deferred tax asset	$(652,641)	$(479,924)

VIRTUAL COMMUNICATIONS CORPORATION
CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 & 2013
(Audited)

NOTE 10 – INCOME TAXES - (CONTINUED)

The total valuation allowance is $1,601,086. Details for the last two periods are as follows:

As of December 31,	2014	2013
Deferred tax asset	$1,601,086	$948,445
Valuation allowance	(1,601,086)	(948,445)
Net deferred tax asset	-	-
Income tax expense	$-	$-

Below is a chart showing the estimated corporate federal cumulative net operating loss (NOL) carry forward of $4,709,076 and the years in which it will expire.

Year	Amount	Expiration
2014	$1,919,532	2034
2013	$1,411,541	2033
Prior to 2013	$1,378,004	Prior to 2033

NOTE 11 - SUBSEQUENT EVENTS

During the months following the date of these financials the Company has been unable to repay a series of notes payable as they have matured and accordingly is in default on these notes payable (see Note 8).

On February 26, 2015 the Company entered a month to month lease with and third party to rent 4,132 square feet for $5,165 per month.

The Company has evaluated events subsequent to the balance sheet date through the issuance date of these financial statements in accordance with FASB ASC 855 and has determined there are no further events that would require adjustment to, or disclosure in, the financial statements.